SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. CONCRETE, INC.

(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.001 per share,

Having an Exercise Price of $8.00 or More

(Title of Class of Securities)

90333L 10 2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Donald C. Wayne

Vice President, General Counsel and Corporate Secretary

U.S. Concrete, Inc.

2925 Briarpark, Suite 500

Houston, Texas 77042

(713) 499-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

(Communications on Behalf of Filing Person)

With a copy to:

Ted W. Paris

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1234

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119.

Form of Registration No.: 005-56937.

Filing Party: U.S. Concrete, Inc.

Date filed: August 22, 2003.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2003 by U.S. Concrete, Inc. (the “Company”). Capitalized terms this Amendment uses but does not define have the respective meanings given to them in the Schedule TO and its exhibits.

ITEMS 1, 2, 4, 6 and 7.

Items 1, 2, 4, 6 and 7 of the Schedule TO, which incorporate by reference information contained in the Offer to Exchange, are hereby amended as follows:

(1)    The first two sentences of the first paragraph of Question 25 of the section of the Offer to Exchange entitled “Summary Term Sheet” are hereby amended and restated in their entirety as follows:

“Although this offer is not conditioned upon a minimum number of eligible options being tendered, this offer is subject to a number of other conditions as described in Section 5 of this Offer to Exchange. On the expiration of the offer, we will decide either to accept all the properly tendered eligible options or to reject them all, depending on whether any of the conditions have occurred.”

(2)    The entire second paragraph of Question 25 of the section of the Offer to Exchange entitled “Summary Term Sheet” is hereby deleted in its entirety.

(3)    The entire paragraph of Question 26 of the section of the Offer to Exchange entitled “Summary Term Sheet” is hereby amended and restated in its entirety as follows:

“Yes. Prior to the expiration date of this offer, we may terminate this offer if any of the conditions described in Section 5 of this Offer to Exchange occur. In that event, any tendered eligible options will continue to be held by the tendering option holder as if no tender had occurred. (See Sections 5, 6 and 14 of this Offer to Exchange)”

(4)    The second and third paragraphs of Question 29 of the section of the Offer to Exchange entitled “Summary Term Sheet” are hereby deleted in their entirety.

(5)    The fourth sentence of the first paragraph of the section of the Offer to Exchange entitled “Number Of Options; Expiration Date; Vesting Schedule” is hereby amended and restated in its entirety as follows:

“This offer is subject to a number of conditions and you are not required to participate in the exchange. (See Sections 5 and 6 of this Offer to Exchange)”

(6)    The sixth paragraph of the section of the Offer to Exchange entitled “Number Of Options; Expiration Date; Vesting Schedule” is hereby amended and restated in its entirety as follows:

“For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight Eastern time.”

(7)    The first sentence of the first paragraph of the section of the Offer to Exchange entitled “Conditions of the Offer” is hereby amended and restated in its entirety as follows:

“When the offer expires, we will decide promptly whether to accept all the properly tendered eligible options or, if any of the conditions described below occurs, to reject them all.”

(8)    The entire last sentence of the first paragraph of the section of the Offer to Exchange entitled “Conditions of the Offer” is hereby deleted.

(9)    The section of the Offer to Exchange entitled “Conditions of the Offer” is hereby amended to add the following language after the first paragraph:

“Notwithstanding any other provision of this offer, we will not be required to accept any eligible options tendered for exchange, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any eligible options tendered for exchange, in each case, subject to certain securities laws and limitations, if at any time on or after August 22, 2003 and before the expiration date of this offer any of the following events has occurred or has been determined by us to have occurred, if, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, the occurrence of the event or events makes it inadvisable for us to proceed with this offer or with the acceptance and cancellation of eligible options tendered for exchange:

(a)    there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition of some or all of the options tendered for exchange pursuant to this offer, the issuance of restricted stock in exchange for tendered eligible options, or otherwise relates in any manner to this offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of our company or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of this offer to us;

(b)    there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

(i)    make the acceptance for exchange of, or issuance of restricted stock in exchange for tendered eligible options for, some or all of the eligible options tendered for exchange illegal or otherwise restrict or prohibit consummation of this offer or otherwise relates in any manner to this offer;

(ii)    delay or restrict our ability, or render us unable, to accept for exchange, or issue shares of restricted stock for, some or all of the eligible options tendered for exchange;

(iii)    materially impair the contemplated benefits of this offer to us; or

(iv)    materially and adversely affect the business, condition (financial or other), income, operations or prospects of our company or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

(c)    there has occurred:

(i)    any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii)    the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(iii)    the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(iv)    any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

(v)    any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of our company or our subsidiaries or on the trading in our common stock or that, in our reasonable judgment, makes it inadvisable to proceed with this offer;

(vi)    in the case of any of the foregoing existing at the time of the commencement of this offer, a material acceleration or worsening thereof;

(vii)    any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on August 22, 2003; or

(viii)    any decline in the market price of the shares of our common stock by an amount in excess of 50% measured during any time period after the close of business on August 22, 2003;

(d)    there has occurred any change in generally accepted accounting standards that could or would require us for financial reporting purposes to record additional compensation expense, other than that based on our common stock value on the exchange date, against our earnings in connection with this offer;

(e)    a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

(f)    any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of our company or our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries; or

(g) fewer than 90% of eligible options are validly tendered and not withdrawn as of the expiration date of the offer.

The conditions to this offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration of this offer. We may waive them, in whole or in part, at any time and from time to time prior to the expiration of this offer, in our discretion, whether or not we waive any other condition to this offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons.”

(10)    The second and third sentences of the first paragraph of the section of the Offer to Exchange entitled “Acceptance Of Options For Exchange” are hereby amended and restated in their entirety as follows:

“We anticipate making the decision whether to accept or reject all of the properly tendered options by September 30, 2003, unless this offer is extended. However, our acceptance will be effective as of the expiration date. Although your right to the restricted stock will accrue on the expiration date if we decide to accept your eligible options, you will receive a conformed copy of your new restricted stock award as promptly as practicable after the expiration of this offer.”

(11)    The first sentence of the first paragraph of the section of the Offer to Exchange entitled “Certain Income Tax Consequences” is hereby amended and restated in its entirety as follows:

“The following is a description of the material U.S. federal income tax consequences of the exchange of tendered eligible options pursuant to the offer.”

(12)    The second paragraph of the section of the Offer to Exchange entitled “Certain Income Tax Consequences” is hereby deleted in its entirety.

(13)    The last sentence of the fourth paragraph of the section of the Offer to Exchange entitled “Certain Income Tax Consequences” is hereby deleted in its entirety.

(14)    The first sentence of the third paragraph of the section of the Offer to Exchange entitled “Extension of Offer; Termination; Amendment” is hereby amended and restated in its entirety as follows:

“Prior to the expiration date of this offer, we may terminate this offer if any of the conditions described in Section 5 of this Offer to Exchange occur. In such event, any tendered eligible options will continue to be held by the tendering option holder as if no tender had occurred. If we terminate this offer or, subject to applicable law, postpone the exchange of eligible options, we will give you oral or written notice of the termination or postponement and make a public announcement thereof.”

ITEM 11.

Item 11 of the Schedule TO, which incorporates by reference information contained in the Offer to Exchange, is hereby amended as follows:

(1)    The information set forth in the Offer to Exchange under the section entitled “Forward-Looking Statements” is incorporated herein by reference, as amended and restated in paragraph (2) below:

(2)    The second sentence of the first paragraph of the section of the Offer to Exchange entitled “Forward-Looking Statements” is hereby deleted in its entirety.

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add Exhibit (a)(1)(G) filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. CONCRETE, INC.

By:	/s/ Donald C. Wayne
Donald C. Wayne Vice President, General Counsel and Corporate Secretary

Dated: September 9, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER		DESCRIPTION

(a	)(1)(A)*	Offer to Exchange, dated August 22, 2003.

(a	)(1)(B)*	Form of Letter of Transmittal.

(a	)(1)(C)*	Form of Letter to Holders.

(a	)(1)(D)*

Pages 26 through 50 of the U.S. Concrete, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, incorporated herein by reference.

(a	)(1)(E)*

Pages 1 through 10 of the U.S. Concrete, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003, incorporated herein by reference.

(a	)(1)(F)*	Computation of ratio of earnings to fixed charges.

(a	)(1)(G)	Form of Letter to Holders dated September 9, 2003.

(b	)	Not applicable.

(d	)(1)*	1999 Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-74855), and incorporated herein by reference.

(d	)(2)*	2001 Employee Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 4.6 to U.S. Concrete’s Registration Statement on Form S-8 (Reg. No. 333-60710) and incorporated herein by reference.

(d	)(3)*	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).

(g	)	Not applicable.

(h	)	Not applicable.

* Previously filed.